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03 DEC 19 7:21

Citigate
Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	+1 202 942 9624
From	Julie Ryan
Return fax	+44 (0)20 7282 8040
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securitites Exchange Act 1934, paragraph (b)(1)(i)"
Date	16 December 2003
No. of pages including this one	3

03045269

SUPPL

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

Please find attached an Erste Bank investor release.

Kind regards,

Julie Ryan
Citigate Dewe Rogerson

dlw 1/6

ERSTE BANK

INVESTOR INFORMATION

Vienna, 16 December 2003

Erste Bank finalises acquisition of Postabank

Postabank shares are transferred to Erste Bank by Hungarian privatisation agency ÁPV as Erste Bank pays the remainder of the purchase price.

The final purchase price for the 99.97% of Postabank's shares was HUF 101.3 billion (EUR 394.1 million). When the agreement for the purchase and sale of Postabank was signed on 20 October 2003, Erste Bank made a downpayment of HUF 9.93 billion (about EUR 38 million). The balance of the purchase price was transferred to ÁPV from a special escrow account today. Erste Bank as the majority owner will immediately begin the process of integrating Postabank with the existing Erste Bank Hungary. The intention is to complete the merger of the two Hungarian institutions before the end of 2004.

The new management team elected by the annual general meeting on 4 December 2003 consists of the existing executive board of Erste Bank Hungary and a representative of Postabank. This team will manage both Postabank and Erste Bank Hungary with immediate effect. Details of the integration process will be announced by the new management at the beginning of 2004.

In early January 2004, in keeping with Hungarian capital market law, Erste Bank will submit a tender offer to the remaining small shareholders of Postabank (0.03%) and of Erste Bank Hungary (0.4%) for their outstanding shares in the two institutions. The price per Postabank share will be the same price as that offered by Erste Bank during the privatisation process. The price paid per share of Erste Bank Hungary will be based on the valuation of Erste Bank Hungary prepared specifically for the purpose of the transaction by an independent international auditor.

2004 will be a year of restructuring for Postabank and as a consequence the company is not expected to generate a positive contribution to group profits. However, the acquisition will have a neutral effect on the Group result of Erste Bank for 2005. The merged bank is expected to realise a return on equity of at least 15% in 2005 and at least 25% in 2006. This will be achieved by extensive synergies accruing through cost savings from the optimisation of the branch structure and staff size[1]. The earnings enhancement will be achieved through market initiatives by both banks in the core segments of retail and SME business.

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[1] *As previously announced, the number of employees and branches of both banks is to be reduced by about one-quarter.*

Erste Bank Hungary together with Postabank now serves about 900,000 customers at almost 200 branches. With a market share of 8% by number of customers, it thus ranks second in the Hungarian retail banking market. The Erste Bank Group as a whole has approximately 11.6 million customers in Central Europe, with a focus on the retail and SME business.

Exchange rate: 1 EUR = 264.18 HUF
[according to today's Hungarian National Bank official exchange rate]

For more information, please contact:

Erste Bank, Investor Relations department:
1010 Vienna, Graben 21
Fax: +43 (0) 50100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 50100 Ext. 11286
E-mail: gabriele.werzer@erstebank.at
Thomas Schmee, Ext. 17326
E-mail: thomas.schmee@erstebank.at

ÁPV Rt.:
1133 Budapest, Pozsonyi út 56.
Büky Dorottya
Tel. +36 1 350 4419
E-mail: kommunikacio@apvrt.hu

You can also download this report from our website at http://www.erstebank.com > investor relations